EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)
Notes to Financial Statements
As of and for the Year Ended December 31, 2015

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1. Organization and Summary of Significant Accounting Policies

a) Organization — EverTrade Direct Brokerage, Inc. ("EverTrade" or the "Company") is a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri (C1FN). C1FN is a second-tier subsidiary of EverBank, Jacksonville, Florida, a wholly owned subsidiary of EverBank Financial Corp (EFC), the ultimate parent company of EverTrade.

EverTrade is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). EverTrade is an introducing broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities. The Company offers equity securities, option contracts, mutual funds, fixed-income trading (including foreign bonds), multiple trading channels and protected accounts (i.e., theft and loss protection with Securities Investor Protection Corporation and National Financial Services private insurance). The Company executes trades, and a nonaffiliated third-party broker/dealer provides clearing and custodial services.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the SEC, as no such liabilities existed at December 31, 2015 or during the year then ended.

b) Basis of Presentation — The financial statements are presented in accordance with generally accepted accounting principles in the United States of America, which require management to make estimates that affect the reported amounts and disclosures of contingencies in the financial statements. Estimates by their nature are based on judgment and available information. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ from those estimates.

The Company has performed an evaluation of subsequent events through February 3, 2016, the date the financial statements were available to be issued.

c) Cash and Cash Equivalents — Cash and cash equivalents include cash, amounts due from banks, and interest-bearing deposits with banks with an original maturity of three months or less. For cash management purposes, the company concentrates its cash holdings in an account at Wells Fargo Bank, N.A. The balance in this account may exceed the federally insured limit of $250,000 by the Federal Deposit Insurance Corporation (FDIC) in case of bank failure. At December 31, 2015, the Company had $1,398,833 in excess of the insurance limit at this bank.

d) Deposit with Clearing Organization — The Company contracts with a clearing firm to provide clearing services for its customers' market transactions. Clearing firms generally require their correspondents to maintain a "good faith" deposit balance. The Company has a $150,000 deposit with its clearing firm at December 31, 2015.

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e) Prepaid FINRA Fee — As a member of the FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

f) Equipment — Computer hardware and software and equipment are carried at amortized cost. Depreciation on computer hardware, software, and equipment is computed using the straight-line method over the estimated useful lives, which ranges from 3 to 5 years. The Company reviews premises and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount.

g) Payable to Clearing Organization — The Company's contract with the clearing firm, National Financial Services requires monthly settlement for transactions that have been executed, but for which funds have not yet been remitted. These are included within liabilities on the Company's balance sheet.

h) Commissions and Fee Income — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities transactions and all fee income are recorded as earned on a trade-date basis.

i) Income Taxes — The operations of EverTrade are included in EFC's consolidated federal income tax return. The Company's tax provision is computed using the benefit for loss method. Any benefits received or expenses incurred relating to current and deferred federal taxes are recognized through intercompany transactions with EFC. The amount receivable from EFC for federal taxes was $120,409 and is included in income tax receivable. The amount receivable from EFC for state taxes was $78,258 and is included in income tax receivable. The amount receivable from State government for state taxes was $4,336 and is included in income tax receivable. These amounts settle in the following year.

Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change. A valuation allowance is recorded when management believes it is more likely than not the tax benefits associated with temporary differences, operating loss carryforwards and tax credit carryforwards will not be utilized.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company (1) records unrecognized tax benefits in accordance with ASC 740 and (2) adjusts these liabilities when the Company's judgment changes as a result of the evaluation of new information not previously available. There are no unrecognized tax benefits recorded as of December 31, 2015, pursuant to the assessment requirements provided by ASC 740. The Company does not anticipate any changes to the unrecognized tax benefit within the coming year.

The Company is subject to periodic review by federal and state taxing authorities in the ordinary course of business. With few exceptions, the Company is no longer subject to examination by these taxing authorities for years prior to 2012.

2. Equipment

Equipment at December 31, 2015 consists of the following:

Computer hardware and software	$	154,633
Less accumulated depreciation and amortization		(151,854)
	$	2,779

3. Related Parties

Certain expenditures attributable to EverTrade's operations, including an allocation of occupancy expense totaling $42,591 and professional fees totaling $900,675 for the year ended December 31, 2015 were paid by C1FN or EverBank and are subsequently settled with EverTrade. The amount payable to C1FN and EverBank as of December 31, 2015 for the aforementioned expenses incurred on behalf of EverTrade was $50,128. The amounts are generally settled on a monthly basis.

Professional Fees

Legal Services & Risk Management		385,286
Business Operations Support		175,111
Product & Project Management Services		81,492
Technology Services		189,636
Finance & Corporate Support		69,150
Total Professional Fees	$	900,675

During the year C1FN made $1,600,000 in capital contributions to EverTrade. The Company also has a cash account that is held at EverBank with a balance of $40,122 as of December 31, 2015.

The Company accepts accounts from EverBank shareholders, directors, officers and their related business interests on substantially the same terms as accounts to other individuals and businesses. Accounts held for related parties were $1,493,898 as of December 31, 2015.

4. Income Taxes

Income tax benefit for the year ended December 31, 2015, is comprised of the following:

Current benefit:		
Federal	$	(481,343)
State		(41,183)
Total Current		(522,526)
Deferred (benefit) expense:		
Federal		713
State		70
Total Deferred		783
Total Income Tax benefit	$	(521,743)

The deferred taxes at December 31, 2015 consist of a deferred tax liability of $557 related to basis differences in fixed assets and a deferred tax asset of $8,863 related to accrued expenses. The Company also has a deferred tax asset associated with state net operating losses in the amount of $234,731 that is subject to a full valuation allowance. The valuation allowance increased $57,554 in 2015 as a result of additional state net operating losses that were incurred during the year. The effective tax rate is different than the federal statutory rate primarily due to state income taxes.

The Company participates in a tax sharing agreement with EFC for consolidated income tax filings. Under this agreement, the Company is reimbursed for federal and state losses to the extent they are utilized.

5. Employee Benefit Plan

The Company participates in a defined contribution plan sponsored by EverBank, adopted under the Internal Revenue Code 401(k) (the "Plan"), covering substantially all full-time employees meeting the eligibility requirements. Employees may contribute between 1% and 100% of their pretax compensation to the Plan up to defined levels. The Company matches up to 4% of an employee's eligible compensation contributed as an elective deferral. The Company made employer-matching contributions of $6,093 during the year ended December 31, 2015.

In addition, the Company may make profit sharing contributions to the Plan at the discretion of the Company. During the year ended December 31, 2015, the Company recognized expense for discretionary contributions made to the Plan of $4,350 presented within salaries and employee benefits on the statement of comprehensive income/loss.

EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)
Notes to Financial Statements
As of and for the Year Ended December 31, 2015

6. Guarantees and Off Balance Sheet Risk

The Company has contracted with its clearing firm to provide clearing services that include underwriting margin loans to its customers. This contract stipulates that the Company will indemnify the third party for any margin loan losses that occur in their issuing margin to customers. The maximum potential future payment under this indemnification was $902,107 at December 31, 2015. Historically, there have never been payments made under this indemnification. As these margin loans are highly collateralized by the securities held by the brokerage clients and subject to regulatory limits mitigating loss, the Company has assessed the probability of making such payments in the future as remote. This indemnification would end with the termination of the clearing contract.

7. Net Capital Requirements

EverTrade is subject to the SEC Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, EverTrade had net capital of $1,740,520, which was in excess of the required net capital by $1,490,520. EverTrade's ratio of aggregate indebtedness to net capital was 0.0612 to 1 at December 31, 2015.

8. Contingent Liabilities and Other Regulatory Matters

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, EverTrade has been threatened with or named as a defendant in lawsuits, arbitration and administrative claims involving securities, banking and other matters. EverTrade is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA or FDIC by dissatisfied customers or others are investigated by such regulator, and may, if pursued, result in formal claims being filed against EverTrade by the customer or disciplinary action being taken against EverTrade by the regulator and could have a material impact on EverTrade's financial position, results of its operations or cash flows.